December 10, 2014

VIA edgar

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds Assistant Director

Dear Sirs:

Re:	Sunergy Inc
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 15, 2014
Amendment No 1. To Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 22, 2014
File No. 000-52767

In connection with your letter dated November 7, 2014 to the Company, we are seeking an extension to the stated deadline of December 12, 2014.

We advise that the we are currently working with our technical team and advisors on providing the information requested in your letter, however due to the nature of the revisions that are required and due to the holidays and travel of our technical team between Africa and the United States, the we feel that we will be able to provide a more comprehensive response if an extension to January 15, 2014 is granted.

We would appreciate receiving your written confirmation of an extension to January 15, 2014.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

Garrett Hale, Sunergy Inc, President and Chief Executive Officer